UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Tercica, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88078L 10 5

(CUSIP Number)

Willy Mathot

General Counsel

Ipsen, S.A.

42, rue du Docteur Blanche

75016 Paris,

France

+33 1 4496 1010

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 17, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

1	Names of Reporting Person: Ipsen, S.A. I.R.S. Identification Number: Not applicable
2	Check the Appropriate Box if a Member of a Group: (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO and WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power: 16,017,940
8 Shared Voting Power: 28,138,266
9 Sole Dispositive Power: 16,016,483
10 Shared Dispositive Power: 12,527,245

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,156,206
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 65.96%
14	Type of Reporting Person (See Instructions): CO

1	Names of Reporting Person: Suraypharm S.A.S. I.R.S. Identification Number: Not applicable
2	Check the Appropriate Box if a Member of a Group: (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO and WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power: 12,527,245
8 Shared Voting Power: 15,611,021
9 Sole Dispositive Power: 12,527,245
10 Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,138,266
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 42.03%
14	Type of Reporting Person (See Instructions): CO

This Amendment No. 3 amends and updates Schedule 13D (Schedule 13D) dated July 30, 2007 each filed and amended by Ipsen, S.A. and Suraypharm S.A.S. with respect to the shares of the common stock of Tercica, Inc., a Delaware corporation (the Company), par value $0.001 per shares. Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in Schedule 13D as filed on July 30, 2007.

The transactions contemplated by the Purchase Agreement as scheduled for the second closing of that certain Stock Purchase and Master Transaction Agreement, dated as of July 18, 2006, by and between Ipsen S.A. and the Company (the Purchase Agreement) were consummated on September 17, 2007, pursuant to which Ipsen S.A. purchased and the Company issued to Ipsen S.A a senior convertible promissory note in the principal amount of €30,000,000 (the Second Convertible Note) and a senior convertible promissory note in the principal amount of $15,000,000 (the Third Convertible Note) each with the terms and conditions as summarized in the Form 8-K filed by the Company on September 17, 2007. At a special meeting of the Company’s stockholders held on October 12, 2006, the Company’s stockholders approved, among other things, the issuances of the Second Convertible Note and the Third Convertible Note to Ipsen S.A.

Accordingly, the Items of Schedule 13D reported herein are amended and updated as set forth below.

Item 3.	Source and Amount of Funds or Other Consideration

Ipsen S.A. used working capital as payment for the cash components to purchase the Second Convertible Note and the Third Convertible Note, respectively. In addition to the cash components, the amount delivered to the Company by Ipsen S.A. for the Second Convertible Note (except for an amount of €1,500,000 which was withheld by the Company for withholding tax purposes) was offset by approximately the same amount that the Company was obligated to pay as a milestone payment under that certain Somatuline License and Collaboration Agreement, dated as of October 13, 2006 (the Somatuline License), by and between the Company, SCRAS and Beaufour Ipsen Pharma (both affiliates of Ipsen S.A.). The milestone payment became due under the Somatuline License following approval from the U.S. Food and Drug Administration for marketing Somatuline® Depot (lanreotide) injection 60, 90 and 120 mg/ml in the United States.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

As of the date hereof, Ipsen S.A. may be deemed to beneficially own an aggregate of 44,156,207 shares of Common Stock of the Company, 3,439,340, 4,966,184, 5,067,567 and 2,024,291 of which are the aggregate number of shares of Common Stock of the Company that Ipsen S.A. has a right to the First Convertible Note, the Warrant, the Second Convertible Note and the

4

Third Convertible Note, respectively. 519,101 shares of Common Stock (which are included in the aggregate number of beneficially owned shares) were purchased by Ipsen S.A. on July 30, 2007 in a transaction with the Company described in the Form 8-K filed by the Company on July 31, 2007. Ipsen S.A. has sole voting and dispositive power over these shares of Common Stock of the Company that it has a right to acquire under the First Convertible Note, the Warrant, the Second Convertible Note and the Third Convertible Note. Because Suraypharm S.A.S. is a subsidiary of Ipsen S.A., Ipsen S.A. may also be deemed to share voting and dispositive power over the 12,527,245 shares of Common Stock of the Company owned by Suraypharm S.A.S.

As of the date hereof, Suraypharm S.A.S. may be deemed to own beneficially an aggregate of 28,138,266 shares of Common Stock of the Company. These beneficially owned shares include 12,527,245 shares of Common Stock of the Company purchased at the First Closing over which Suraypharm S.A.S. has sole dispositive power.

Of the aggregate number shares of Common Stock of the Company reported above, Ipsen S.A. and Suraypharm S.A.S. each may be deemed to beneficially own and share voting power over 15,611,021 as a result of the Voting Agreements, constituting approximately 30.34% of the shares of Common Stock of the Company as of September 17, 2007. Each of Ipsen S.A. and Suraypharm S.A.S. expressly disclaims beneficial ownership of any shares of Common Stock of the Company that are covered by the Voting Agreements.

The Issuer has informed Ipsen S.A. that, as of October 13, 2006, there are 51,447,870 issued and outstanding shares of Common Stock of the Company to which we have added for purposes of calculating the beneficial ownership percentages the shares issued by the Company on July 30, 2007 to Ipsen S.A. and Genentech, Inc. as well as the shares issuable upon exercise/conversion of the First Convertible Note, the Warrant, the Second Convertible Note and the Third Convertible Note that are included in Ipsen S.A.’s beneficial ownership (which add up to 66,946,710 shares for the purpose of this filing). Accordingly the aggregate number of shares of Common Stock of the Company beneficially owned by each of Ipsen S.A. and Suraypharm S.A.S. constitute approximately 65.96% and 42.03% of the issued and outstanding shares of Common Stock of the Company as of September 17, 2007, respectively.

(c)	On October 13, 2006, Suraypharm S.A.S. purchased the Shares, and Ipsen S.A. purchased the First Convertible Note and the Warrant, and on September 17, 2007 Ipsen S.A. purchased the Second Convertible Note and the Third purchased the Third Convertible Note, each pursuant to the Purchase Agreement. On July 30, 2007, Ipsen S.A. purchased an additional 519,101 shares of Common Stock of the Company pursuant to the exercise of preemptive rights in the Affiliation Agreement; the purchase is described in the Company’s 8-K filed July 31, 2007. Except as described herein or in the Schedule 13D, each Reporting Person has not effected any transaction in the shares of Common Stock of the Company reported as beneficially owned by the Reporting Persons since the date of filing of Schedule 13D.

Item 7.	Materials to Be Filed as Exhibits

The following documents are hereby filed as exhibits:

Number	Exhibit
1.	Second Senior Convertible Promissory Note entered into between Ipsen and the Company dated as of September 17, 2007.

2.	Third Senior Convertible Promissory Note entered into between Ipsen and the Company dated as of September 17, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 20, 2007

Signed by
for and on behalf of
IPSEN S.A.

By:	/s/ Willy Mathot
Name:	Willy Mathot
Title:	General Counsel (authorized signatory)

Signed by
for and on behalf of
SURAYPHARM S.A.S

By:	/s/ Willy Mathot
Name:	Willy Mathot
Title:	General Counsel (authorized signatory)